March 26, 2007

Ms. Effie Simpson

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landry’s Restaurants, Inc.

Form 8-K filed March 16, 2007

File No. 1-15531

Dear Ms. Simpson:

Landry’s Restaurants, Inc. (the “Company”), hereby submits the following responses to your letter dated March 19, 2007, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 8-K filed on March 19, 2007. In this letter, your comments are reproduced in italics typeface, and our responses are in normal typeface.

1.	Please amend your report to include all of the information required by Item 4.02a of Form 8-K, including disclosure of the following information:

•	The date of the conclusion regarding the non-reliance.

•	A statement of whether the audit committee or the board of directors discussed with your independent accountants the matters disclosed in the filing pursuant to this Item 4.02(a).

Response: We have complied with this comment. Please see Item 4.02 of the Form 8-K filed on March 23, 2007.

As requested in the letter dated March 19, 2007, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 8-K filed by Landry’s Restaurants, Inc. (the “Company”) on March 19, 2007, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

United States Securities and Exchange Commission

March 26, 2007

•

Comments from the Staff or changes to disclosure in response to Staff comments in the Form 8-K do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact me at (713) 386-7000.

Very truly yours,

Steven L. Scheinthal
Executive Vice President and General Counsel

SLS:vdw

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 19, 2007

Landry’s Restaurants, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-22150	76-0405386
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1510 West Loop South, Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 713-850-1010

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

As previously disclosed in a Form 8-K dated March 19, 2007, a voluntary internal review initiated by Landry’s Restaurants, Inc. (the “Company”) of its historical stock option granting practices identified certain stock option awards for which the Company had historically used an incorrect measurement date to determine the amount of compensation expense to be recognized or failed to record compensation expense in accordance with generally accepted accounting principles. The review was completed in 2007 and did not find any intentional backdating of options or fraudulent retroactive documentation regarding options. It was determined that the use of these incorrect measurement dates resulted primarily from administrative errors or incomplete granting actions as of the previously used measurement dates. As a result, the Company expects to restate its historical financial statements and has determined that the financial statements for the years 2001 and prior should no longer be relied upon.

The following information supplements the information disclosed in Item 4.02 of the Form 8-K filed by the Company on March 19, 2007: The Company concluded on March 16, 2007 that the financial statements for the years 2001 and prior should no longer be relied upon.

The Company’s Audit Committee has discussed the matters disclosed in this Item 4.02 of this Form 8-K, as well as the matters in Item 4.02 of the Company’s Form 8-K filed on March 19, 2007, with Grant Thornton LLP, the Company’s independent registered public accounting firm.

Item 8.01 Other Events.

On March 21, 2007, the Company received comments from the Special Committee of the Board of Directors of The Smith & Wollensky Restaurant Group, Inc. (“Smith & Wollensky”) to the draft merger agreement that the Company delivered to Smith & Wollensky as well as a draft confidentiality agreement that Smith & Wollensky is requiring the Company to execute and deliver before the Company is permitted to review the disclosure schedules to the draft merger agreement.

On March 23, 2007, the Company delivered a revised version of the draft merger agreement to the Special Committee reflecting the Company’s comments together with a revised version of the draft confidentiality agreement that is currently being negotiated. The revised versions of the draft merger agreement and draft confidentiality agreement were sent to the Special Committee together with a cover letter, a copy of which is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1

Letter to Special Committee, dated March 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Landry’s Restaurants, Inc.

March 23, 2007	By:	/s/ Steven L. Scheinthal
	Name:	/Steven L. Scheinthal/
	Title:	EVP & General Counsel

Exhibit Index

Exhibit No.	Description
99.1	Letter to Special Committee, dated March 23, 2007

March 23, 2007

VIA ELECTRONIC DELIVERY AND BY HAND

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

Re:	Smith & Wollensky

Dear Steven:

Attached herewith are clean and marked copies of the draft merger agreement and confidentiality agreement regarding Smith & Wollensky. The redlined copies have been marked to show changes to the drafts you provided to us on March 21, 2007.

The attached draft merger agreement reflects an offer that is clearly superior to the terms, financial and otherwise, and conditions set forth in the merger agreement between Patina and Smith & Wollensky (the “Patina Merger Agreement”). The markups you provided of our draft merger agreement are inconsistent with the process of determining Landry’s offer to be superior to the Patina Merger Agreement. The attached markup of our draft merger agreement reflects our position that Landry’s should not be required to provide modifications from any terms in the Patina Merger Agreement that are inconsistent with the process of determining Landry’s offer to be superior. Specifically, our client should not have to advance Smith & Wollensky the $2,464,600 Company Termination Fee nor the Patina expenses of $600,000 a portion of which was to be paid by Patina for the personal benefit of Mr. Stillman, the Company’s Chief Executive Officer.

Landry’s offer is not subject to financing and Landry’s has the funds available from cash in hand and its credit facility to consummate the transaction. Smith & Wollensky has not disclosed that Patina has provided Smith & Wollensky with any debt and/or equity financing commitment letters from Patina’s financing sources. We have clear concerns therefore on the view that the Patina transaction is not subject to financing since Patina represents, only that it will have sufficient funds at Closing and not that it had sufficient financing commitments at the time of signing of the Patina Merger Agreement.

In addition, unlike the Patina Merger Agreement, Landry’s offer is structured as a tender offer followed by a merger. This method provides for greater certainty and will expedite liquidity for Smith & Wollensky stockholders.

We have also left in the requirement that the Stillman Transaction Agreement be terminated as a condition of the tender offer. Any efforts on the part of Smith & Wollensky and the Special Committee of its Board of Directors to distance the Company from the agreement between Patina and Mr. Stillman (the “Stillman Transaction Agreement”) are not credible. The Stillman Transaction Agreement was entered into simultaneously with the Patina Merger Agreement and involves a transaction that includes an agreement between Patina and Mr. Stillman with respect to the sale of certain company assets to Mr. Stillman. The Stillman Transaction Agreement obligates Smith & Wollensky to take certain actions subsequent to the Closing (as defined in such agreement) and provides for the payment to Mr. Stillman of 12 1/2% of the expense reimbursement paid to Patina in the event the Stillman Transaction Agreement is terminated as a result of the termination of the Patina Merger Agreement. The Special Committee surely had knowledge of the terms of the Stillman Transaction Agreement at the time the Patina Merger Agreement was executed. Because it is an “interested transaction” Stillman at a minimum must have disclosed to the Board. The Special Committee must have evaluated it in order to fulfill its fiduciary duties. Under the Stillman Transaction Agreement assets belonging to the Company are being sold to Mr. Stillman for approximately $5.3 million on the same day as the closing of the Patina Merger Agreement. In addition, the Stillman Transaction Agreement provides for Mr. Stillman to make a payment for the assets in shares of common stock of Smith & Wollensky at the Closing. How can he do so if such shares are cancelled upon consummation of the merger pursuant to the terms of the Patina Merger Agreement?

It is disingenuous for the Company to refuse to provide us with its Disclosure Schedules to the merger agreement without Landry’s entering into your proposed form of Confidentiality Agreement you provided. Our client previously indicated its position that it is unwilling to enter into a Confidentiality Agreement that contains a standstill provision in the form you provided. Our client is willing to enter into a Confidentiality Agreement with a standstill provision as modified in our attached markup of the Confidentiality Agreement. The markup of the Confidentiality Agreement as attached hereto is consistent with Smith & Wollensky’s obligations under Section 4.3(a) of the Patina Merger Agreement that the Confidentiality Agreement be on terms in all material respects not less restrictive than those contained in the Patina Confidentiality Agreement. Our client will not enter into a Confidentiality Agreement that does not allow it to go directly to Smith & Wollensky’s stockholders in the event that the Special Committee continues to fail to exercise its fiduciary duties and determine that our client’s offer to be superior. We suggest as an alternative to a Confidentiality Agreement, that you add the Disclosure Schedules to Landry’s draft merger agreement.

We would suggest a meeting promptly to discuss any remaining open issues so that we may finalize these agreements. Please contact me or Jeffrey Spindler promptly so we may arrange for such a meeting.

Very truly yours,

/s/ Steve Wolosky

cc: Arthur Berner Jeffrey Spindler cc:	Arthur Berner
Jeffrey Spindler